Eric Nitcher Group General Counsel

BP p.l.c.
1 St James’s Square
London
SW1Y 4PD
29th March 2018	United Kingdom

Main: +44 (0) 207 496 4000
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, included in Annual Report and Form 20-F for the year ended 31 December 2017 of BP p.l.c.

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that BP p.l.c. has made disclosure pursuant to those provisions in its Annual Report and Form 20-F for the year ended 31 December 2017, which was filed with the Securities and Exchange Commission on 29th March 2018.

Sincerely,

BP p.l.c.

By:	/s/ Eric Nitcher
Name:	Eric Nitcher
Title:	Group General Counsel

Registered in England and Wales: No. 102498

Registered Office: 1 St James’s Square
London SW1Y 4PD